SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.0bn and EPS of R$0.59 for 1Q07
Brazil’s Low-cost, Low-fare Airline Reports Quarterly Net Income of R$117mm

São Paulo, April 19, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced financial results for the first quarter of 2007 (1Q07). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$), and comparisons refer to the first quarter of 2006 (1Q06). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 3169-6800

IR Website:
www.voegol.com.br/ir

1Q07 Earnings Results
Webcast

Date:
Tuesday, April 20, 2006

> In English
09:00 a.m. US EST
10:00 a.m. Brasília Time
Phone: +1 (973) 935-8751
Replay: +1 (973) 341-3080
Code: 8340918

> In Portuguese
10:30 a.m. US EST
11:30 p.m. Brasília Time
Phone: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: GOL

OPERATING & FINANCIAL HIGHLIGHTS

Net income for the quarter was R$116.6mm (US$56.9mm), representing a 11.2% net margin. Earnings per share (EPS) were R$0.59 and earnings per ADS were US$0.29, exceeding analyst estimates.

Operating income in 1Q07 was R$125.1mm, representing an EBIT margin of 12.0%. Cash, cash equivalents and short-term investments totaled R$2.0bn, an increase of R$256.0mm over 4Q06.

Operating cost per ASK (CASK) decreased 11.3% from 14.73 cents (R$) in 1Q06 to 13.06 cents (R$) in 1Q07. Non-fuel CASK decreased 10.8% to 7.91 cents (R$) mainly due to lower selling expenses per ASK, fuel expenses per ASK and aircraft rent per ASK.

RPKs increased 59.6% from 3,066mm in 1Q06 to 4,894mm in 1Q07. ASKs increased 61.5% from 4,340mm in 1Q06 to 7,010mm in 1Q07. Average load factor decreased 0.8 percentage points to 69.8% and average passenger yields decreased 26.4% to 19.93 cents (R$), resulting in a RASK of 14.85 cents (R$), a 25.3% decrease vs. 1Q06. Average fares decreased 21.8% from R$233.4 to R$182.6. Net revenues reached R$1.0bn, representing growth of 20.7%.

GOL’s average market share of domestic and international regular air transportation in 1Q07 was 38.5% and 17.9%, respectively, up from 28.8% and 4.2% in 1Q06.

On-time arrivals and flight completion averaged, respectively, 99% and 95% (internal data) during 1Q07. Passenger complaints and lost baggage per 1,000 passengers averaged 2.19 and 0.52, respectively. Sales through the GOL website represented 82.7% of total sales.

In 1Q07, GOL added 22 new daily flight frequencies and launched one new international destination: Lima, Peru. In February GOL commenced direct flights from Santiago, Chile to Lima, Peru.. In April, GOL launched its 57th destination: Marabá, in Brazil’s Northern region.

Two Boeing 737 NG aircraft were added to the fleet during 1Q07, increasing the total fleet to 67 aircraft. Another 737 NG will join the GOL fleet during 2Q07.

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In April through its wholly-owned subsidiary GTI S.A., GOL acquired 100% of VRG Linhas Aereas S.A. (”VRG”), having obtained approval from the ANAC on April 4, 2007 to effect the transfer. On April 9, 2007, VRG became an operating subsidiary alongside GOL Transportes Aereos S.A (”GTA”). GTA will continue to invest in its unique low-cost operating model serving Brazil and South America. VRG will operate domestic and international air transportation services under the VARIG brand, offering differentiated services with a low-cost business model. The VRG fleet will consist of 14 737-300s and two 767-300s at the end of 2Q07

A net quarterly interest on shareholders’ equity and dividend payment of R$73,7 mm (R$ 0,35 net per share and US$0,17 net per ADS) was approved at the March 16, 2007 Board Meeting to be paid on May 4, 2007 as interest on shareholders’ equity and dividends (to shareholders of record as of March 20, 2007).

GOL’s shares presented average daily trading volumes of US$47.3 mm (R$97.4mm) during 1Q07, making GOL one of the most liquid stocks among airlines globally and among Brazilian public companies. GOL ADRs had an average daily trading volume of US$29.8mm during 1Q07, as compared to US$26.9mm in 1Q06. GOL’s PN shares had an average daily trading volume of R$36.0mm in 1Q07, compared to R$7.3mm in 1Q06.

In February, GOL received five awards at the Ninth Annual IR Global Rankings (IRGR), which ranks and recognizes companies with the best investor relations practices. In total, 145 companies from 33 countries were considered in the ranking. GOL ranked number one in the category of “Disclosure Procedures” for the second consecutive year. In the IR Website category, the Company’s website was awarded the top prize in the industry and was Top 5 among Latin American websites. GOL’s Online Annual Report was also considered the best in Latin America and throughout the industry.

GOL was ranked in Forbes Magazine’s annual list of the largest 2000 global companies. The magazine also named GOL one of five “Global High Performers” in the transportation industry. “Global High Performers” are an elite list of fast-growing large companies that set the pace for their respective industries.

- 2 / 22 -

Financial & Operating Highlights			%		%
(US GAAP)	1Q07	1Q06	Change	4Q06	Change
RPKs (mm)	4,894	3,066	59.6%	4,123	18.7%
ASKs (mm)	7,010	4,340	61.5%	6,070	15.5%
Load Factor	69.8%	70.6%	-0.8 pp	67.9%	+1.9 pp
Passenger Revenue per ASK (R$ cents)	13.91	19.12	-27.2%	15.72	-11.5%
Operating Revenue per ASK (R$ cents) (“RASK”)	14.85	19.88	-25.3%	16.67	-10.9%
Operating Cost per ASK (R$ cents) (“CASK”)	13.06	14.73	-11.3%	14.82	-11.9%
Operating Cost ex-fuel per ASK (R$ cents)	7.91	8.87	-10.8%	9.36	-15.5%
Breakeven Load Factor	61.4%	52.3%	+9.1 pp	60.4%	+1.0 pp
Net Revenues (R$ mm)	1,041.3	863.0	20.7%	1,012.0	2.9%
EBITDAR (R$ mm)	248.9	302.8	-17.8%	221.5	12.4%
EBITDAR Margin	24.0%	35.1%	-11.1 pp	21.9%	+2.1 pp
Operating Income (R$ mm)	125.1	223.8	-44.1%	112.3	11.4%
Operating Margin	12.0%	25.9%	-13.9 pp	11.1%	+0.9 pp
Pre-tax Income	159.7	248.6	-35.8%	135.4	17.9%
Pre-tax Income Margin	15.3%	28.8%	-13.5 pp	13.4%	+1.9 pp
Net Income (R$ mm)	116.6	179.8	-35.2%	92.7	25.8%
Net Income Margin	11.2%	20.8%	-9.6 pp	9.2%	+2.0 pp
Earnings per Share (R$)	R$ 0.59	R$ 0.92	-35.9%	R$ 0.47	25.5%
Earnings per ADS Equivalent (US$)	$0.29	$0.42	-31.0%	$0.22	31.8%
Weighted average number of shares and ADSs,
basic (000)	196,211	195,973	0.1%	196,206	0.0%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.

- 3 / 22 -

MANAGEMENT’S COMMENTS ON 1Q07 RESULTS

In the first quarter of 2007, GOL relied on its “virtuous cycle” to continue to popularize air travel in South America. During the quarter, GOL expanded its transportation capacity, launched international flights to the Peruvian market and substantially reduced its costs. GOL celebrated its sixth anniversary of operations in the best shape of its life, poised to embark on a new phase of accelerated growth. GOL’s acquisition of VRG provides unique opportunities to implement its proven low-cost strategies in a company with important route rights and a well-established brand. “Since we began operations in 2001, we have demonstrated market leadership and become a world reference in our industry. We will bring our revolutionary spirit to the long-haul market, changing the way intercontinental passengers fly, the same way we have been changing how Brazilians and South Americans fly over the last six years,“ commented Constantino de Oliveira Junior, GOL’s President and CEO.

Results in the first quarter of 2007 were impacted given the continued challenges caused by the external difficulties that affected the airline sector in Brazil. A high level of well-publicized flight cancellations, contributed to suppressed demand, producing lower than expected yields and load factors. Even in this challenging environment, in 1Q07 GOL reached record aircraft utilization rates while further reducing costs and maintaining market cost leadership. Passengers transported in 1Q07 increased 45.6% over 1Q06. GOL’s load factor decreased 0.8 percentage points to 69.8% . Aircraft utilization was at 15.0 block hours per day (increasing 4.2% over 1Q06). Operating costs per ASK, excluding fuel, decreased approximately 10.8% to 7.91 cents (R$). Fuel costs per available seat kilometer (ASK) decreased 12.1% year-over-year and helped to decrease total operating cost per seat kilometer (CASK) by 11.3% to 13.06 cents (R$). Cost reductions per ASK were driven by lower selling expenses, lower fuel expenses and lower aircraft rent expenses. “Our demonstrated ability to grow while continuing to reduce costs is a key success factor as we aggressively implement best practices into VRG’s operations, modernizing and standardizing the fleet, rejuvenating a 78-year old brand, and reducing operating and administrative costs”, added Richard Lark, GOL’s Executive Vice President and CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of one Boeing 737 NG aircraft to the GTA fleet plus the addition of the VRG fleet in the second quarter of 2007 will increase 2Q07 ASKs by approximately 80%, as compared to GOL’s capacity in the same quarter of 2006.

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and high quality customer service. “We are very proud that 60 million passengers have chosen to fly GOL, and we continue to make every effort to offer our customers the best in air travel: new, modern aircraft, frequent flights in major markets, an ever-expanding integrated route system and lower prices; all of which is made possible by our dedicated team of employees who are the key to our success," stated CEO Oliveira. “By remaining focused on our low-cost business model, while continuing to grow, innovate and provide the lowest fares through GOL and through VRG, we will continue to create value for our customers, employees and shareholders.”

- 4 / 22 -

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 20.7% to R$1.0bn, primarily due to higher revenue passenger kilometers (RPK), offset by lower yields and load factors. In 1Q07, RPK growth was driven by a 38.6% increase in departures and 20.4% increase in stage length, offset by a 0.8 percentage point decrease in load factor to 69.8% . RPKs grew 59.6% to 4,894mm, and revenue passengers grew 45.6% to 5.3mm.

Average fares decreased 21.8% from R$233.37 to R$182.62 and yields decreased 26.4% to 19.93 cents (R$) per passenger kilometer, mainly due to a 20.4% increase in stage length.

Operating revenues per ASK (“RASK”) decreased 25.3% to R$14.85 cents in 1Q07 (compared to R$19.88 cents in 1Q06).

The 61.5% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 22 new daily flight frequencies (including six night flights) and one new international destination in 1Q07. The addition of 22.8 average operating aircraft compared to 1Q06 (from 43.0 to 65.8 aircraft) drove the ASK increase.

The growth in RPKs resulted in a higher domestic market share for GOL, which averaged 38% during 1Q07, compared to 29% in 1Q06. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay), Asuncion (Paraguay), Santiago (Chile) and Lima (Peru), GOL achieved a sharp increase in year-over-year international market share to 18% (share of Brazilian airlines flying to international destinations) in the same period. Approximately 14.1% of GOL’s total RPKs were related to international passenger traffic.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, increasing from R$33.2mm to R$65.9mm.

OPERATING EXPENSES

Total CASK decreased 11.3% to 13.07 cents (R$), due to lower selling expenses, a reduction in fuel prices and lower aircraft rent expenses per ASK. Operating expenses per ASK excluding fuel decreased by 10.8% to 7.91 cents (R$). Total operating expenses increased 43.3%, reaching R$916.2mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of our operations (fleet and employee expansion and a higher volume of landing fees). The R$107.0mm increase in fuel expenses was due to an increase in fuel consumption and partially offset by lower fuel prices per liter. Breakeven load factor increased 9.1 percentage points to 61.4% vs. 52.3% in 1Q06.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 1Q07, 1Q06 and 4Q06 is as follows:

- 5 / 22 -

Operating Expenses (R$ cents / ASK)
	1Q07	1Q06	% Chg.	4Q06	% Chg.
Aircraft fuel	5.15	5.86	-12.1%	5.46	-5.7%
Salaries, wages and benefits	1.88	1.88	0.0%	2.15	-12.6%
Aircraft rent	1.36	1.53	-11.1%	1.40	-2.9%
Sales and marketing	1.09	2.29	-52.4%	1.41	-22.7%
Aircraft and traffic servicing	0.83	0.73	13.7%	1.35	-38.5%
Landing fees	0.78	0.70	11.4%	0.75	4.0%
Maintenance, materials and repairs	0.66	0.60	10.0%	0.89	-25.8%
Depreciation	0.41	0.29	41.4%	0.40	2.5%
Other operating expenses	0.90	0.85	5.9%	1.01	-10.9%

Total operating expenses	13.06	14.73	-11.3%	14.82	-11.9%

Operating expenses ex- fuel	7.91	8.87	-10.8%	9.36	-15.5%

Operating Expenses (R$ million)
	1Q07	1Q06	% Chg.	4Q06	% Chg.
Aircraft fuel	361.3	254.3	42.1%	331.2	9.1%
Salaries, wages and benefits	132.1	81.5	62.1%	130.6	1.1%
Aircraft rent	95.3	66.5	43.4%	85.1	12.0%
Sales and marketing	76.6	99.3	-22.9%	85.6	-10.5%
Aircraft and traffic servicing	57.9	31.6	83.1%	82.1	-29.5%
Landing fees	55.0	30.4	81.2%	45.5	20.9%
Maintenance, materials and repairs	46.2	26.1	77.1%	54.3	-14.9%
Depreciation	28.5	12.5	127.8%	24.1	18.3%
Other operating expenses	63.3	37.0	71.3%	61.1	3.6%

Total operating expenses	916.2	639.2	43.3%	899.6	1.8%

Operating expenses ex- fuel	554.9	384.9	44.2%	568.4	-2.4%

Aircraft fuel expenses per ASK decreased 12.1% over 1Q06 to 5.15 cents (R$), mainly due to lower fuel price per liter and a proportionally more fuel efficient fleet (additional larger, winglet-equipped 737-800 SFP aircraft in the fleet). The decrease in average fuel price per liter over 1Q06 was primarily due to a decrease of 8.4% on international crude oil (WTI) prices and a 4.2% decrease in Gulf Coast jet fuel prices, in addition to the 4.1% Brazilian Real appreciation against the U.S. Dollar (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 60%, 25%, 25%, 10% and 10% of its fuel requirements for 2Q07, 3Q07, 4Q07, 1Q08 and 2Q08, respectively.

Salaries, wages and benefits expenses per available seat kilometer (ASK) remained flat at 1.88 cents (R$), as a 5% cost of living increase on salaries in December 2006 and a 60.2% increase in the number of full-time equivalent employees, to 9,595, related to planned 1Q07 and 2Q07 capacity expansion, was offset by productivity gains.

- 6 / 22 -

Aircraft rent per ASK decreased 11.1% to 1.36 cents (R$) in 1Q07, primarily due to a high aircraft utilization rate (15.0 block hours per day and 6.0% more ASKs per aircraft), a 4.1% appreciation of the Brazilian Real against the U.S Dollar vs. 1Q06, and amortized gains on sale-leaseback transactions on eight 737-800 aircraft during 1Q07 (amortized over the term of the leases).

Sales and marketing expenses per ASK decreased 52.4% to 1.09 cents (R$) due primarily to a reduction in sales commissions effected during the quarter, and a higher aircraft utilization rate (6.0% more ASKs per aircraft). During the quarter, GOL booked a majority of its ticket sales through a combination of its website (82.7%) and its call center (11.1%) .

Landing fees per ASK increased 11.4% to 0.78 cents (R$), due to a 21% increase in landing tariffs and an increase in landings at international airports (with higher tariffs), partially offset by a 20.4% increase in average stage length and a higher aircraft utilization rate (6.0% more ASKs per aircraft).

Aircraft and traffic servicing expenses per ASK increased 13.7% to 0.83 cents (R$), mainly due to higher ground handling services expenses (landings increased 38.6%) and increases in consulting and technology services, partially offset by an increased average stage length and a higher aircraft utilization rate (15.0 block hours per day and 6.0% more ASKs per aircraft).

Maintenance, materials and repairs per ASK increased 10.0% to 0.66 cents (R$), primarily due to a higher number of scheduled maintenance services during 1Q07, partially offset by a 4.1% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of seven engines in the amount of R$12.8mm; the use of spare parts inventory, in the amount of R$10.4mm and the repair of rotable materials in the amount of R$9.7mm.

Depreciation per ASK increased 41.4% to 0.41 cents (R$), due to a higher amount of fixed assets (mainly spare parts inventory) and an increase of R$3.3mm related to depreciation of four new 737-800 NG aircraft which entered the fleet in 4Q06 and 1Q07, and two 737-700 aircraft classified as capital leases.

Other operating expenses per ASK were 0.90 cents (R$), a 5.9% increase when compared to the same period of the previous year, due to an increase in travel expenses and lodging for flight crews due to cancelled flights and bad debt expenses. Insurance expenses, at 0.15 cents (R$) per ASK (R$10.4mm total) remained flat over 1Q06.

- 7 / 22 -

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 5.03 cent (R$) RASK decrease partially offset by a CASK decrease of 1.67 cents (R$), resulted in a decrease of EBITDA per available seat kilometer to 2.20 cents (R$) in 1Q07. Compared to 4Q06, EBITDA per ASK decreased 2.2% . 1Q07 EBITDA totaled R$153.6 mm in the period compared to R$236.4mm in 1Q06 (a 35.0% decrease) and R$136.4mm in 4Q06 (a 12.8% increase).

EBITDAR Calculation (R$ cents / ASK)
	1Q07	1Q06	Chg. %	4Q06	Chg. %
Net Revenues	14.85	19.88	-25.3%	16.67	-10.9%
Operating Expenses	13.06	14.73	-11.3%	14.82	-11.9%

EBIT	1.79	5.15	-65.2%	1.85	-3.2%
Depreciation & Amortization	0.41	0.29	41.4%	0.40	2.5%

EBITDA	2.20	5.44	-59.6%	2.25	-2.2%
EBITDA Margin	14.8%	27.4%	-12.6 pp	13.5%	+1.3 pp
Aircraft Rent	1.36	1.53	-11.1%	1.40	-2.9%

EBITDAR	3.56	6.97	-48.9%	3.65	-2.5%
EBITDAR Margin	24.0%	35.1%	-11.1 pp	21.9%	+2.1 pp

EBITDAR Calculation (R$ million)
	1Q07	1Q06	Chg. %	4Q06	Chg. %
Net Revenues	1,041.3	863.0	20.7%	1,012.0	2.9%
Operating Expenses	916.2	639.2	43.3%	899.6	1.8%

EBIT	125.1	223.8	-44.1%	112.3	11.4%
Depreciation & Amortization	28.5	12.5	127.8%	24.1	18.3%

EBITDA	153.6	236.3	-35.0%	136.4	12.6%
EBITDA Margin	14.8%	27.4%	-12.6 pp	13.5%	+1.3 pp
Aircraft Rent	95.3	66.5	43.4%	85.1	12.0%

EBITDAR	248.9	302.8	-17.8%	221.5	12.4%
EBITDAR Margin	24.0%	35.1%	-11.1 pp	21.9%	+2.1 pp

Aircraft rent represents a significant operating expense for GOL. As GOL today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for our investors and users of our financial statements. On a per available seat kilometer basis, EBITDAR was 3.56 cents (R$) in 1Q07,

______________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 8 / 22 -

compared to 6.97 cents (R$) in 1Q06. EBITDAR amounted to R$248.9mm in 1Q07, compared to R$302.8mm in the same period last year and R$221.5mm in 4Q06.

FINANCIAL RESULTS

Net financial income increased R$9.8mm. Interest expense increased R$23.8mm primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$54.6mm primarily due to a higher volume of cash and short-term investments, and was partially offset by a 4.3 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	1Q07	1Q06	4Q06
Interest expense	(27,024)	(3,263)	(14,969)
Capitalized interest	4,617	3,350	(121)
Interest income	88,606	33,972	43,370
Other gains (losses)	(31,558)	(9,264)	(5,155)
Net Financial Results	34,641	24,795	23,125

NET INCOME AND EARNINGS PER SHARE

Reported net income in 1Q07 was R$116.6mm, representing an 11.2% net income margin, vs. R$179.8mm of net income in 1Q06.

Reported net earnings per share, basic, were R$0.59 in 1Q07 compared to R$0.92 in 1Q06. Basic weighted average shares outstanding were 196,211,363 in 1Q07 and 195,959,922 in 1Q06. Reported net earnings per share, diluted, were R$0.59 in 1Q07 compared to R$0.92 in 1Q06. Fully-diluted weighted average shares outstanding were 196,271,519 in 1Q07 and 196,160,293 in 1Q06.

Reported net earnings per ADS, basic, were US$0.29 in 1Q07 compared to US$0.42 in 1Q06. Basic weighted average ADS outstanding were 196,211,363 in 1Q07 and 195,959,922 in 1Q06. Reported net earnings per ADS, diluted, were US$0.29 in 1Q07 compared to US$0.42 in 1Q06. Fully-diluted weighted average ADS outstanding were 196,271,519 in 1Q07 and 196,160,293 in 1Q06.

Based on GOL’s quarterly dividend policy for fiscal 2007, Management recommended payment to common and preferred shareholders of R$0.35 per share. The total payout approved for 1Q07 was R$73.7mm (R$68.7mm net of withholding tax – consisting of R$28.6mm paid as interest on shareholders’ equity and R$40.1mm paid in dividends, both to shareholders of record on March 20, 2007) equivalent to, approximately, R$0.3500 per share and US$0.1699 per ADS.

- 9 / 22 -

CASH FLOW

Cash, cash equivalents and short-term investments increased R$256.0mm during 1Q07. Cash used in operating activities was R$25.8mm, mainly due to a reduction in air traffic liability (R$91.4mm), an increase in inventories (R$48.1mm), an increase in deposits with lessors (R$33.7mm) and a decrease in other liabilities (R$16.8mm), partially offset by income from operations (R$116.6mm) .

Net cash used in investing activities was R$188.5mm, consisting primarily of pre-delivery deposits (R$113.3mm) and acquisition of property and equipment (R$82.1mm), including aircraft of R$59.0mm.

Net cash provided by financing activities during 1Q07 was R$470.3mm, mainly due to a R$ 526.2mm increase in long-term borrowings related to the issuance of 7.5% Senior Notes maturing in 2017, partially offset by R$73.7mm in dividends paid.

Cash Flow Summary (R$ million)	1Q07	1Q06	% Change	4Q06	% Change
Net cash provided by (used in) operating activities	(25.8)	93.8	nm	118.5	-121.8%
Net cash used in investing activities[1]	(188.5)	(109.1)	72.8%	(274.5)	-31.3%
Net cash provided by financing activities	470.3	59.1	696.1%	256.2	83.6%

Net increase in cash, cash equivalents & short term	256.0	43.8	484.8%	100.2	155.5%
investments

1. Excluding R$81.6mm in 1Q07, R$(13.1)mm in 1Q06 and R$89.6mm in 4Q06 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position on March 31, 2007, was R$1,962.3mm, an increase of R$256.0 mm over 4Q06. The Company’s total liquidity was R$2,607.7mm (cash, short-term investments and accounts receivable) at the end of 1Q07. On March 31, 2007, the Company had 11 revolving lines of credit outstanding and the amount under these lines of credit was R$176.1mm.

Cash Position and Debt (R$ million)	3/1/2007	12/31/2006	% Change
Cash, cash equivalents & short-term investments	1,962.3	1,706.3	15.0%
Short-term debt	176.1	128.3	37.3%
Long-term debt	1,431.4	949.0	50.8%

Net cash	354.8	629.0	-43.6%

GOL currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On March 31, 2007, the Company leased 61 aircraft under operating leases with initial lease term expiration dates ranging from 2007 to 2018, and six aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of March 31, 2007, the Company had 75 firm orders (net of 12 already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$5.3bn (based on aircraft list price) and are scheduled for delivery between 2007 and 2012. As of March 31, 2007, GOL has made deposits in the amount of US$269.4mm related to these orders.

- 10 / 22 -

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments and other obligations as of March 31, 2007:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt obligations	43,775	145,881	31,318	30,626	30,687	507,548	789,835
Pre-delivery deposits	221,704	297,973	346,345	281,053	67,163	-	1,214,238
Aircraft purchase	2,044,610	1,546,451	1,886,268	2,374,736	1,990,118	1,096,361	10,938,544
commitments

Total	2,310,089	1,990,305	2,263,931	2,686,415	2,087,968	1,603,909	12,942,617

Expected fleet growth from 2007 to 2012 is as follows:

Fleet Plan	2007	2008	2009	2010	2011	2012
VRG: 136-seat B 737-300	9	8	-	-	-	-
GTA: 141-seat B 737-300	14	12	7	-	-	-
VRG: 136-seat B 737-700 NG	-	4	8	10	12	14
GTA: 144-seat B 737-700 NG	30	28	21	20	10	10
VRG: 177-seat B 737-800 NG	5	7	9	11	13	15
GTA: 184-seat B 737-800 NG	12	13	11	7	6	5
GTA: 187-seat B 737-800 NG	24	33	49	65	78	86
VRG: 253-seat B 767-300 ER	8	14	16	18	20	22

Total	102	119	121	131	139	152

- 11 / 22 -

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter:

Returns (US GAAP)	LTM 1Q07	LTM 1Q06	% Change	LTM 4Q06	% Change
Net Revenues / Aircraft (US$000)	31,666	31,984	-1.0%	34,874	-9.2%
Operating Profit / Aircraft (US$000)	5,121	7,259	-29.5%	6,434	-20.4%
Net Revenues / ASK (US$ cents)	8.2	8.1	1.2%	8.6	-4.7%
Operating Profit / ASK (US$ cents)	1.2	1.8	-33.3%	1.6	-25.0%
ROE (1)	18.7%	23.6%	-4.9 pp	25.8%	-7.1 pp
ROA (2)	8.9%	16.9%	-8.0 pp	13.4%	-4.5 pp
LTM Net Dividend Yield (3)	1.6%	1.2%	+0.4 pp	2.0%	-0.4 pp

   (1) Net Income / Net Equity
   (2) Net Income / Total Assets
   (3) LTM Divided / Share Price at period end

OUTLOOK

GOL continues to invest in its successful low-cost, low-fare business model. We continue to evaluate opportunities to expand our operations by adding new flights in Brazil, as well as expanding into other high-traffic centers. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from the cost savings associated with our Aircraft Maintenance Facility, and improve upon our cost-efficient distribution channels. The acquisition of VRG presents opportunities to improve revenues through better customer segmentation and the addition of new income streams from domestic and international routes and ancillary revenues. Through the VARIG brand, VRG will provide an attractive service offering to business travelers in the domestic market and offer new services to high-traffic destinations in South America, Europe and North America.

The air passenger transportation market in Brazil remains largely under-penetrated, and increasing available seats at low fares is important for the continued development of the sector. Recent bottlenecks in the Brazilian air transport system are being resolved through investments at Brazil’s major airports and a recently-announced 20% increase in air traffic controllers this year. The scheduled addition of one aircraft to the GTA fleet in the second quarter of 2007 plus the VRG fleet, which will consist of 14 737-300s and two 767-300s at the end of 2Q07, will permit an 80% increase in available seat capacity over GOL’s capacity in 2Q06. For the second quarter of 2007, we expect load factors in the range of 71%, with passenger yields in the range of R$20 cents. For the second quarter, we expect non-fuel CASK to be in the range of R$8.2 cents. We expect that the incorporation of larger, more fuel-

- 12 / 22 -

efficient aircraft and reductions in jet fuel prices will reduce our fuel costs per ASK by over 15% in 2Q07, in the y-o-y comparison. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

In the full year 2007, we plan to increase revenues by over 60% while reducing unit costs by over 12%. We expect to stimulate air travel demand in the middle and lower income segments through our innovative payment mechanisms. We are confident that 2007 will be a record year as we continue to popularize passenger air transportation and expand our international operations.

Financial guidance for 2007 is based on planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and demand-stimulating low fares, and includes the acquisition of VRG. We plan to finish the year with 102 aircraft in the GTA and VRG fleets. Our planned ASK increase of approximately 80% will allow us to adequately serve expected passenger demand and add new routes and markets in Brazil, South America, Europe and North America. Average load factors for the year are expected to be in the 72% range; the reduction versus previous guidance primarily due to the incorporation of VRG’s flights. Passenger yields are expected to decrease approximately 8% in the full year 2007, primarily due to an increased stage length, and RASK in the full year comparison is expected to decrease approximately 12%. Our projections are for a 2007 full-year EPS in the range of R$4.20 to R$4.70, reflecting the impact of lower loads and yields. Full-year non-fuel CASK is expected to be in the R$8.1 cent range, representing a 12% reduction over 2006. Fuel costs per ASK are expected to decrease over 12% in the year, due to larger more fuel-efficient aircraft and lower fuel prices. Full-year operating margins are expected to be in the 20% range. We plan to continue to popularize air travel through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

Financial Outlook (US GAAP)	2007 (previous)	2007 (revised)
ASK Growth	+/- 50%	+/- 80%
Average Load Factor	+/- 75%	+/- 72%
Net Revenues (billion)	+/- R$ 5.5	+/- R$ 6.1
Non-fuel CASK (R$)	+/- 8.5 cents	+/- 8.1 cents
Operating Margin	+/- 23%	+/- 20%
Earnings per Share	R$ 5.20 – R$ 5.65	R$ 4.20 – R$ 4.70

- 13 / 22 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 22 -

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay through its more than 630 daily flights to 57 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail: gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 15 / 22 -

Operating Data
US GAAP - Unaudited
	1Q07	1Q06	% Change

Revenue Passengers (000)	5,342	3,669	45.6%
Revenue Passengers Kilometers (RPK) (mm)	4,894	3,066	59.6%
Available Seat Kilometers (ASK) (mm)	7,010	4,340	61.5%
Load factor	69.8%	70.6%	-0.8 pp
Break-even load factor	61.4%	52.3%	+9.1 pp
Aircraft utilization (block hours per day)	15.0	14.4	4.2%
Average fare	R$ 182.58	R$ 233.37	-21.8%
Yield per passenger kilometer (cents)	19.93	27.07	-26.4%
Passenger revenue per available set kilometer (cents)	13.91	19.12	-27.2%
Operating revenue per available seat kilometer (RASK) (cents)	14.85	19.88	-25.3%
Operating cost per available seat kilometer (CASK) (cents)	13.06	14.73	-11.3%
Operating cost, excluding fuel, per available seat kilometer (cents)	7.91	8.87	-10.8%
Number of Departures	50,601	36,516	38.6%
Average stage length (km)	949	788	20.4%
Average number of operating aircraft during period	65.8	43.0	53.0%
Fuel consumption (mm liters)	234.7	151.7	54.7%
Full-time equivalent employees at period end	9,595	5,991	60.2%
% of Sales through website during period	82.7%	84.9%	-2.2 pp
% of Sales through website and call center during period	93.8%	94.0%	-0.2 pp
Average Exchange Rate (1)	R$ 2.11	R$ 2.20	-4.1%
End of period Exchange Rate (1)	R$ 2.06	R$ 2.17	-5.1%
Inflation (IGP-M) (2)	1.0%	0.7%	+0.3 pp
Inflation (IPCA) (3)	1.1%	1.4%	-0.3 pp
WTI (avg. per barrel, US$) (4)	$58.01	$63.34	-8.4%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	$0.46	$0.48	-4.2%

(1)	Source: Brazilian Central Bank

(2)	Source: Fundação Getulio Vargas

(3)	Source: IBGE

(4)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	1Q07	1Q06	% Change

Net operating revenues
Passenger	R$ 975,361	R$ 829,858	17.5%
Cargo and Other	65,911	33,158	98.8%

Total net operating revenues	1,041,272	863,016	20.7%

Operating expenses

Aircraft fuel	361,298	254,306	42.1%
Salaries, wages and benefits	132,065	81,484	62.1%
Aircraft rent	95,331	66,487	43.4%
Sales and marketing	76,555	99,330	-22.9%
Landing fees	54,972	30,341	81.2%
Aircraft and traffic servicing	57,888	31,621	83.1%
Maintenance materials and repairs	46,248	26,115	77.1%
Depreciation	28,546	12,529	127.8%
Other operating expenses	63,309	36,968	71.3%

Total operating expenses	916,212	639,181	43.3%

Operating income	125,060	223,835	-44.1%

Other income (expense)
Interest expenses	(27,024)	(3,263)	728.2%
Capitalized interest	4,617	3,350	37.8%
Interest income	88,606	33,972	160.8%
Other gains (losses)	(31,558)	(9,264)	240.7%

Total Other income (expense)	34,641	24,795	39.7%

Income before income taxes	159,701	248,630	-35.8%
Income taxes	(43,119)	(68,840)	-37.4%

Net income	116,582	179,790	-35.2%

Earnings per share, basic	R$ 0.59	R$ 0.92	-35.9%
Earnings per share, diluted	R$ 0.59	R$ 0.92	-35.9%

Earnings per ADS, basic - US Dollar	$0.29	$0.42	-31.0%
Earnings per ADS, diluted - US Dollar	$0.29	$0.42	-31.0%

Basic weighted average shares outstanding (000)	196,211	195,960	0.1%
Diluted weighted average shares outstanding (000)	196,271	196,160	0.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	March 31, 2007	December 31, 2006

ASSETS	4,758,291	4,258,454
Current Assets	3,127,798	2,811,323
Cash and cash equivalents	618,509	280,977
Short-term investments	1,343,808	1,425,369
Receivables, less allowance	645,417	659,306
Inventories	123,262	75,165
Recoverable taxes and current deferred tax	57,721	60,396
Prepaid expenses	71,377	64,496
Deposits with lessors	257,638	232,960
Other current assets	10,066	12,654
Property and Equipment, net	1,250,656	1,079,223
Pre-delivery deposits	554,817	436,911
Flight equipment	729,043	660,861
Other property and equipment	132,741	129,260
Accumulated depreciation	(165,945)	(147,809)
Other Assets	379,837	367,908
Deposits with lessors	307,106	304,875
Other	72,731	63,033
LIABILITIES AND SHAREHOLDER'S EQUITY	4,758,291	4,258,454
Current Liabilities	934,736	1,000,346
Accounts payable	106,082	124,110
Salaries, wages and benefits	104,456	87,821
Sales tax and landing fees	106,254	139,394
Air traffic liability	243,884	335,268
Short-term borrowings	176,120	128,304
Dividends payable	72,537	42,961
Deferred gains on sale and leaseback transactions	7,172	10,128
Deferred income taxes, net	8,355	-
Other accrued liabilities	66,101	91,062
Current portion of long-term debt	43,775	41,298
Long Term Liabilities	1,564,203	1,052,950
Long-term debt	1,431,434	949,006
Deferred income taxes, net	34,349	28,064
Deferred gains on sale and leaseback transactions	49,375	48,219
Other	49,045	27,661
Shareholder's Equity	2,259,352	2,205,158
Preferred shares (no par value)	848,536	846,125
Common shares (no par value)	41,500	41,500
Additional paid-in capital	35,844	35,430
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,289,915	1,246,848
Accumulated other comprehensive income	3,980	(4,322)

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	1Q07	1Q06	% Change

Cash flows from operating activities
Net income (loss)	116,582	179,790	-35.2%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	28,546	12,529	127.8%
Allowance for doubtful accounts receivable	3,117	740	321.2%
Deferred income taxes	(1,800)	(6,830)	-73.6%
Capitalized interest	(4,617)	3,350	nm
Changes in operating assets and liabilities
Receivables	10,772	(15,005)	nm
Inventories	(48,097)	2,644	nm
Deposits with lessors	(33,730)	(22,658)	48.9%
Accounts payable and other accrued liabilities	(18,028)	-	nm
Air traffic liability	(91,384)	(32,258)	183.3%
Dividends	29,576	(43,470)	nm
Other liabilities, net	(16,758)	14,967	nm

Net cash provided by (used in) operating activities	(25,821)	93,799	nm
Cash flows from investing activities
Deposits for aircraft leasing contracts	6,821	(6,207)	nm
Acquisition of property and equipment	(82,073)	(40,047)	104.9%
Pre-delivery deposits	(113,289)	(62,856)	80.2%
Changes in short-term securities	81,561	(13,221)	nm

Net cash used in investing activities	(106,980)	(122,331)	-12.5%
Cash flows from financing activities
Short term borrowings, net	6,518	50,443	-87.1%
Long term borrowings, net	526,203	-	nm
Dividends paid	(73,515)	-	nm
Others, net	11,127	8,638	28.8%

Net cash provided by financing activities	470,333	59,081	696.1%

Net increase in cash and cash equivalents	337,532	30,549	1004.9%
Cash and cash equivalents at beginning of the period	280,977	106,347	164.2%
Cash and cash equivalents at end of the period	618,509	136,896	351.8%

Cash, cash equiv. and ST invest. at beg. of the period	1,706,346	869,035	96.3%
Cash, cash equiv. and ST invest. at end of the period	1,962,317	912,805	115.0%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	27,024	3,263	728.2%
Income taxes paid	28,630	76,809	-62.7%
Accrued capitilized interest	(4,617)	3,350	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	1Q07	1Q06	% Change

Net operating revenues
Passenger	R$ 975,361	R$ 829,858	17.5%
Cargo and Other	65,911	33,158	98.8%

Total net operating revenues	1,041,272	863,016	20.7%

Operating expenses
Aircraft fuel	361,298	254,306	42.1%
Salaries, wages and benefits	131,652	79,457	65.7%
Aircraft rent	109,834	66,487	65.2%
Sales and marketing	76,555	99,330	-22.9%
Aircraft and traffic servicing	57,888	31,621	83.1%
Landing fees	54,972	30,341	81.2%
Maintenance materials and repairs	46,248	26,115	77.1%
Depreciation and amortization	19,593	12,395	58.1%
Other operating expenses	95,842	68,086	40.8%

Total operating expenses	953,882	668,138	42.8%

Operating income	87,390	194,878	-55.2%

Other expense
Financial income (expense), net	1,033	(10,596)	-109.7%

Income before income taxes	88,423	184,282	-52.0%
Income taxes	(30,453)	(58,995)	-48.4%
Net income before interest on shareholder's
equity	57,970	125,287	-53.7%

Reversal of interest on shareholder's equity	33,608	35,391	-5.0%

Net income	91,578	160,678	-43.0%

Earnings per share	R$ 0.47	R$ 0.82	-42.7%
Earnings per ADS - US Dollar	$0.22	$0.37	-40.5%
Number of shares at end of period (000)	196,212	195,973	0.1%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	March 31, 2007	December 31, 2006

ASSETS	4,174,583	3,780,168
Current Assets	3,070,709	2,724,581
Cash and cash equivalents	982,540	699,990
Short term investments	979,777	1,006,356
Receivables less allowance	645,417	659,306
Inventories	123,262	75,165
Deferred taxes and carryforwards	70,776	73,451
Prepaid expenses	71,377	64,496
Credits with lessors	187,494	87,448
Other current assets	10,066	58,369
Non-Current Assets	138,342	244,662
Deposits	33,963	40,787
Credits with lessors	45,277	145,593
Deferred taxes and carryforwards	21,723	23,466
Judicial deposits and others	37,379	34,816
Property and Equipment, net	965,532	810,925
Investments	2,228	2,281
Pre-delivery deposits for flight equipment	554,817	436,911
Property and equipment	389,659	358,519
Deferred	18,828	13,214
LIABILITIES AND SHAREHOLDERS' EQUITY	4,174,583	3,780,168
Current liabilities	890,023	955,515
Suppliers payable	106,082	140,688
Payroll and related charges	81,589	64,954
Taxes and contributions payable	60,403	100,177
Sales tax and landing fees	45,851	39,217
Air traffic liability	243,884	335,268
Short-term borrowings	203,522	124,110
Dividends and interest on shareholder's equity payable	72,537	42,961
Profit sharing	22,867	22,867
Other current liabilities	53,288	85,273
Non-current liabilities	1,190,222	756,694
Long-term debt	1,158,080	726,981
Estimated liability for claims and assessments	32,142	29,713
Shareholders' Equity	2,094,338	2,067,959
Capital	993,869	993,654
Capital reserves	89,556	89,556
Earnings reserves	1,006,933	989,071
Total comprehensive income, net of taxes	3,980	(4,322)

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	1Q07	1Q06	% Change

Cash flows from operating activities
Net income (loss)	91,578	160,678	-43.0%
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	19,593	12,395	58.1%
Capitalized interest	(4,617)	-	nm
Allowance for doubtful accounts receivable	3,117	918	239.5%
Deferred income taxes	(1,823)	(16,675)	-89.1%
Changes in operating assets and liabilities
Receivables	10,772	(15,183)	nm
Inventories	(48,097)	2,644	nm
Prepaid expenses, other assets
and recoverable taxes	39,756	(12,324)	nm
Accounts payable and long-term vendor payable	(18,028)	(3,268)	451.7%
Air traffic liability	(91,384)	(32,258)	183.3%
Taxes payable	(39,774)	24,208	nm
Payroll and related charges	16,635	(11,843)	nm
Provision for contingencies	2,429	(4,581)	nm
Dividend and Interest on shareholder's capital	29,576	(43,470)	nm
Other liabilities	(25,351)	28,622	nm

Net cash provided by (used in) operating activities	(15,618)	89,863	nm
Cash flows from investing activities
Short term borrowings, net	26,579	13,456	97.5%
Investments	53	137	-61.3%
Deposits for aircraft leasing contracts	6,824	828	724.2%
Pre-delivery deposits	(118,139)	(62,856)	88.0%
Acquisition of property and equipment	(45,883)	(38,642)	18.7%

Net cash used in investing activities	(130,566)	(87,077)	49.9%
Cash flows from financing activities
Borrowings, net	493,933	50,443	879.2%
Capital integralization	215	1,739	-87.6%
Dividends paid	(73,716)	-	nm
Total comprehensive income, net of taxes	8,302	2,258	267.7%

Net cash provided by financing activities	428,734	54,440	687.5%
Net increase in cash and cash equivalents	282,550	57,226	393.7%
Cash and cash equivalents at beginning of the period	699,990	129,304	441.4%

Cash and cash equivalents at end of the period	982,540	186,530	426.7%
Interest paid net of amount capitalized	27,024	3,263	728.2%
Income taxes paid	28,630	76,809	-62.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.